FOR IMMEDIATE RELEASE
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Envoy Announces Plans for Private Placement

Wednesday, August 21, 2002 - Envoy Communications Group Inc. (NASDAQ: ECGI;
TSE: ECG), today announced its intention to privately place up to $2,500,000 in principal of 10% Convertible Secured Debentures due 2007. The Debentures will have a maturity of five years and will be convertible into a total of 7,352,941 units at the conversion price of $0.34 per unit, each unit consisting of one common share and one warrant. Each warrant will be convertible into one common share at a price of $0.34 per share for a period expiring on the earlier of (i) 12 months from issuance of the warrant upon conversion of the Debentures, and (ii) the expiry date of the Debentures. Envoy proposes to close the private placement on or before September 30, 2002. The transaction is currently subject to regulatory approval.


About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSE: ECG) is an international design, marketing and technology company with offices throughout North America and Europe. Combining strategy, creativity and innovation, Envoy's interconnected network of companies delivers business-building solutions to over 200 leading global brands and has successfully completed assignments in more than 40 countries around the world. Envoy clients include adidas-Salomon, Armstrong, BASF, FedEx, Honda, JPMorgan Chase, Lexus, Microsoft, Nissan, Panasonic, Safeway, Sprint Canada, Steelcase, TD Securities, Toshiba and Wal-Mart. For more information on Envoy visit www.envoy.to.
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